Filed pursuant to Rule 433
Registration Number 333-162856
September 13, 2010
POLYONE CORPORATION
Final Pricing Term Sheet
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated September 10, 2010. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	PolyOne Corporation

Securities:	7.375% Senior Notes due 2020

Size:	$360,000,000

Maturity:	September 15, 2020

Coupon (Interest Rate):	7.375%

Yield to Maturity:	7.375%

Spread to Benchmark Treasury:	T+462 bps

Benchmark Treasury:	UST 2.625% due August 15, 2020

Interest Payment Dates:	March 15 and September 15 of each year payable to the holders of record on the March 1 or September 1, immediately preceding such date. First interest payment date March 15, 2011.

Net Proceeds to Issuer before Expenses:	$353,700,000

Optional Redemption:	Beginning on September 15, 2015, the Issuer may redeem all or any portion of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest:

Year	Redemption Price

2015	103.688%
2016	102.458%
2017	101.229%
2018 and thereafter	100.000%

Equity Clawback:	At any time prior to September 15, 2013, at a redemption price equal to 107.375% of the principal amount thereof, plus accrued and unpaid interest to the redemption date.

Make-Whole Redemption:	At any time prior to September 15, 2015, at Treasury Rate plus 50 basis points.

Price to Public:	100% of principal amount

Trade Date:	September 13, 2010

Settlement Date:	September 24, 2010 (T+9)

Joint Book-Running Managers:	Banc of America Securities LLC Morgan Stanley & Co. Incorporated Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

CUSIP / ISIN:	73179P AH9 / US73179PAH91
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the book-running managers can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com; Morgan Stanley & Co. Incorporated at prospectus@morganstanley.com; or Wells Fargo Securities, LLC at 1-800-326-5897 or cmclientsupport@wellsfargo.com.

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